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                               [LOGO] AWARE, INC.



                                                                   March 3, 2003



Dear Eligible Option Holder:

         We are offering to exchange your current stock options granted under the Aware, Inc. 1996 Stock Option Plan and the Aware, Inc. 2001 Nonqualified Stock Plan that have an exercise price of $3.00 and above for new options that will be granted under the 1996 Stock Option Plan or the Aware, Inc. 2001 Nonqualified Stock Plan. The new options will be exercisable for one share of common stock for every two shares of common stock issuable upon exercise of a surrendered option. We will grant the new options at least six months and one day after the expiration of the offer, on a date between October 2, and November 13, 2003.

         The recent stock market decline and changing economic conditions have had a significant impact on the value of our stock. As a result, most employee stock options are now priced substantially above the current market value of the stock and have therefore lost much of the incentive benefit that we intended them to have. Therefore, we have elected to offer this stock option exchange program to eligible employees. By making this offer, we intend to provide you with the benefit of owning options that, over time, may have a greater potential to increase in value. We believe the offer creates better performance incentives for employees and thereby maximizes shareholder value.

         Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options.

         Under the terms of the offer:

               o outstanding options granted to employees under the 1996 Stock Option Plan and the 2001 Nonqualified Stock Plan with an exercise price of at least $3.00 per share are eligible for exchange;

               o if you elect to participate in this offer, you must surrender all of your eligible options;

               o we will make a replacement grant to you of an option to purchase one share of common stock for every two shares of common stock issuable upon exercise of your surrendered options. We will make the replacement grant to you at least six months and one day after the expiration of the offer, on a date between October 2, and November 13, 2003;

               o you must be employed by us on the replacement grant date in order to receive new options;

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               o    the replacement options will be priced at the current market value of our stock on the replacement grant date; and

               o the new options will vest as follows: any new option received in exchange for an option originally granted prior to 2000 will be fully vested upon grant. Any new option received in exchange for an option originally granted in 2000 will be 75% vested upon grant with the remaining 25% vesting in four equal quarterly installments. Any new option received in exchange for an option originally granted in 2001 will be 50% vested upon grant with the remaining 50% vesting in eight equal quarterly installments. Any new option received in exchange for an option originally granted in 2002 will be 25% vested with the remaining 75% vesting in twelve equal quarterly installments.

         The offer is explained in full detail in the enclosed Offer to Exchange and Election Form. We encourage you to read these materials carefully before making any decision with respect to this offer. The instructions on how to tender your options also are explained in detail in the enclosed materials.

         The offer will expire at 5:00 p.m., Eastern Time, on April 1, 2003, unless we extend the offer. In order to participate in this offer, you must sign and return your election form before the expiration of the offer. Promptly following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, we will accept for exchange and cancel the tendered options. Under the terms and subject to the conditions of the offer, we will grant the new options at least six months and one day after the expiration of the offer, on a date between October 2, and November 13, 2003. At that time, you will receive a new option agreement to be executed by you and Aware, Inc.

         Please direct questions about the offer to Rick Moberg, the Chief Financial Officer of Aware, or requests for additional copies of the Offer to Exchange and Election Forms to Rita deAraujo at (781) 276-4000.



                                                 Sincerely,



                                                 -------------------------------
                                                 Michael A. Tzannes
                                                 Chief Executive Officer


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